

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Feng Lin
Chief Financial Officer
Uxin Ltd
1&3/F, No. 12 Beitucheng East Road
Chaoyang District, Beijing 100029
People's Republic of China

> **Re: Uxin Limited**
> **Form 20-F for the Year Ended March 31, 2022**
> **Correspondence dated October 20, 2022**
> **File No. 001-38527**

Dear Feng Lin:

We have reviewed your October 20, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2022 letter.

Form 20-F for the Year Ended March 31, 2022

Item 3. Key Information, page 3

1.   We note your disclosure in response to comment 3 regarding the August 26, 2022 Statement of Protocol in Item 3. Please further revise to state that the PCAOB will be required to reassess its determinations by the end of 2022, as you have proposed to include in your risk factors in response to this comment.

2.   We note your response to comment 4; however, your proposed revised disclosure does not address all references to your ability to "control" your VIEs. Revise to state that you are the primary beneficiary for consolidation purposes. See, for example, paragraphs two and four on page 3 where you refer to your control over the former VIEs and their

subsidiaries.

3. We note your response to comment 5 and reissue in part. We note your response that for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, there were immaterial cash flows between Uxin Limited and its subsidiaries; and between the Company's subsidiaries and the former VIEs, with reference to Appendix A to demonstrate this statement. Revise to quantify all cash flows, dividends and distributions between the holding company, its subsidiaries, and the former VIEs, and direction of transfer for the relevant time period. The disclosure here should not be qualified by materiality. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide a cross-reference to the consolidated financial statements, the risk factor summary, and the related risk factor. In addition, please briefly describe the "satisfaction of applicable government registration and approval requirements" you reference in the second paragraph of your revised disclosure, and revise your disclosure about restrictions on foreign exchange and your ability to transfer cash between entities to include restrictions related to Hong Kong laws as well. Lastly, include comparable disclosure in Item 5 of Form 20-F.

4. We note your response to comment 6 and reissue in part. Please further revise your proposed disclosure to address cash in the business that is in Hong Kong or a Hong Kong entity, as you have done with respect to cash in the PRC or a PRC entity. Provide a cross-reference in Item 3 to the comparable discussions in your risk factor summary and risk factors.

5. We note your response to comment 9 and reissue in part. Your disclosure that you "have not received or were denied such permissions by any PRC," appears to be limited to permissions by the CSRC and CAC. Please revise to state affirmatively whether any permissions or approvals have been denied. In addition, please tell us whether the EDI license is the only requisite license or permit you are required to obtain. If not, please disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. In this regard, your disclosure appears to refer to multiple "licenses and permits." In addition, you state that you were advised by your PRC legal counsel about your conclusions regarding your determinations. Please clarify whether you relied on an opinion of counsel and if so, disclose the name of your PRC counsel.

6. We also note that you have subsidiaries in Hong Kong. Please clarify whether you have operations in or have directors/officers located in Hong Kong, and if so, revise to discuss the applicable laws and regulations in Hong Kong, including how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Discuss the related risks and consequences here and in your risk factors.

Risk Factors
The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental
authorities..., page 34

7.   We note your proposed revised disclosure in response to comment 13. Please include
     disclosure, similar to the disclosure you have proposed in response to comment 9, that
     clarifies whether you have relied upon an opinion of counsel in reaching your conclusions
     with respect to the applicability of the CAC regulations and the basis for your
     determination.

        Please contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515 with
any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Shu Du, Esq.